Two's Koa Productions, LLC

Financial Statements and Report

December 31, 2020

Table of Contents

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The Accountancy Firm of
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Murphy, Murphy & Murphy, Inc.
Certified Public Accountants

Independent Accountants' Review Report

Two's Koa Productions, LLC
Glendale, CA

We have reviewed the accompanying financial statements of Two's Koa Productions, LLC (the LLC), which comprise of the balance sheet as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, along with the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Murphy, Murphy, & Murphy, CPA's, Inc.

Cypress, California
February 22, 2021

Two's Koa Productions, LLC

Balance Sheet

As of December 31, 2020

	2020
	$
Assets	
Current Assets	
Startup expenses	624
Accumulated amortization	(42)
Total Current Assets	582
Total Assets	582
Liabilities & Member's Equity	
Liabilities	
Current Liabilities	
Accrued state tax payable	823
Loan payable - member	331
Total Current Liabilities	1,154
Total Liabilities	1,154
Member's Equity	(572)
Total Liabilities & Member's Equity	582

See independent accountants' review report. The accompanying notes are an integral part of these financial statements.

Two's Koa Productions, LLC

Statement of Income

For the year ended December 31, 2020

	2020 $
Operating Expenses	
Amortization expense	42
Dues and subscriptions	107
Professional fees	100
Total Operating Expenses	249
Other Income (Expense)	
State tax expense	(823)
Net Income (Loss)	(1,072)

See independent accountants' review report. The accompanying notes are an integral part of these financial statements.

Two's Koa Productions, LLC

Statement of Changes in Member's Equity

For the year ended December 31, 2020

	Member's Equity $
Net income allocation	(1,072)
Capital contributions	500
Balance at December 31, 2020	(572)

See independent accountants' review report. The accompanying notes are an integral part of these financial statements.

Two's Koa Productions, LLC

Statement of Cash Flows

For the year ended December 31, 2020

	2020 $
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	(1,072)
Depreciation and amortization	42
Accrued state tax payable	823
Net Cash Provided by (Used in) Operating Activities	(207)
Cash Flows from Investing Activities	
Payment for startup expenses	(624)
Cash Flows from Financing Activities	
Net proceeds from (repayments of) short-term borrowings	331
Issuance of member's capital	500
Net Cash Provided by (Used in) Financing Activities	831
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	-

See independent accountants' review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

a. Nature of Operations

Two's Koa Productions, LLC (the Company) filed LLC organization documents with California in October 2020. The Company is in the development stage and has not earned any revenue as of December 31, 2020.

The Company will engage in the production, completion, and marketing of a film under the working title, "Two's Koa Warriors". Production (i.e., principle photography) will occur on location in Hilo, Hawai'i (in neighboring towns such as Papaiku). Production is expected to be completed within a timeframe of 20 days. Post-production and marketing will then be conducted in Glendale, California and is expected to take approximately three to four months.

b. Basis of Accounting

The financial statements are prepared on an accrual basis, which recognizes all revenue as gross income when earned and cost of revenues and operating expenses as deductions from gross income when incurred.

c. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition and/or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

e. Income Taxes

The Company is not subject to a tax filing requirement in the federal jurisdiction of the United States. The Company is considered a disregarded entity and all activity for federal purposes will be included on the managing member's federal income tax return. The Company sustained a net operating loss during fiscal year 2020 that is passed through to the individual member.

The Company is subject to income tax filing requirements in the State of California.

The Company accrued $823 for the state tax payable based on its respective minimum state tax payment due each year.

2. Intangible Asset

The cost of the Company's startup expenses and accumulated amortization balances at December 31, 2020 were as follows:

	2020 $
Startup expenses	624
Less: accumulated amortization	(42)
Total	582

The startup expenses consist of LLC organization costs and other accounting costs.

3. Loan Payable - Related Party

The sole member of the Company loaned monies to the Company for initial startup purposes. The loan is non-interest bearing and repayable at the funds become available. The outstanding balance at December 31, 2020 was $331.

4. Subsequent Events

The Company is in the process of raising $300,000 through a regulated crowdfunding company, Wefunder. Wefunder provides the platform for the Company to connect with investors to raise a pre-established amount of funds. The investors' money is transferred directly into a third-party escrow account, in custody of Boston Private Bank. Wefunder is prohibited by law from taking possession of any funds. Once the fundraising target of $300,000 is met, the funds will be released to the Company. As of February 22, 2021, the Company has raised $3,700 with $1,100 committed. The Company is expecting to reach the fundraising target by July 2021.